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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2017

Washington DC 406

SEC FILE NUMBER
8- 38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale (City) Arizona (State) 85258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Baker, Executive Vice President and CFO (480) 991-0225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

amb

OATH OR AFFIRMATION

I, Michael A Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President and Chief Financial Officer

Title

Notary Public

ROSEMARY L. TIPTON
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 25, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

We have audited the accompanying statement of financial condition of United Planners' Financial Services of America, a Limited Partnership (the "Partnership") as of December 31, 2016, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Planners' Financial Services of America as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 21, 2017

United Planners' Financial Services of America, A Limited Partnership
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	8,236,704
Commissions receivable		2,286,516
Clearing deposits		100,000
Property and equipment, net		166,859
Other assets		2,065,929
Total assets	$	12,856,008
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	2,874,039
Accrued compensation and other liabilities		2,296,745
Accounts payable		222,964
Total liabilities		5,393,748
Partners' Capital		
General Partner		3,925,977
Limited Partners		3,536,283
Total Partners' capital		7,462,260
Total liabilities and Partners' capital	$	12,856,008

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Income
Year ended December 31, 2016

Revenues		
Commissions	$	34,388,572
Advisory fees		40,259,941
Mutual fund and 12b-1 fees		10,663,565
Other		3,305,939
Interest		18,092
Total revenues		88,636,109
Operating Expenses		
Commissions		75,814,618
Employee compensation and benefits		7,068,236
Professional services		837,989
General and administrative		647,398
Office		590,635
Ticket charges		406,199
Communications and data processing		320,681
Rent		251,965
Advertising and sales		244,254
Other		462,606
Depreciation		39,794
Total operating expenses		86,684,375
Net income	$	1,951,734

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Changes in Partners' Capital
Year ended December 31, 2016

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2016	$ 3,614,214	$ 3,364,217	$ 6,978,431
Distributions	(594,876)	(873,029)	(1,467,905)
Net income - preferred return	150,967	121,496	272,463
Net income - residual allocation	755,672	923,599	1,679,271
Balance - December 31, 2016	$ 3,925,977	$ 3,536,283	$ 7,462,260

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows
Year ended December 31, 2016

Cash flows from operating activities:	
Cash received from commissions and investment advisory fees	$ 86,158,878
Other cash receipts	3,305,942
Interest received	18,092
Cash paid for commissions	(76,532,086)
Cash paid to vendors and employees	(10,500,542)
Net cash provided by operating activities	2,450,284
Cash flows from investing activities:	
Purchases of property and equipment	(66,024)
Loans issued to representatives	(1,129,800)
Payments received on notes to representatives	185,082
Net cash used for investing activities	(1,010,742)
Cash flows from financing activities:	
Partners' capital distributions	(1,467,905)
Net cash used for financing activities	(1,467,905)
Net decrease in cash and cash equivalents	(28,363)
Cash and cash equivalents - beginning of year	8,265,067
Cash and cash equivalents - end of year	$ 8,236,704

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows - Continued
Year ended December 31, 2016

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 1,951,734
Adjustments to reconcile net income to net cash provided by operating activities:	
Forgiveness of loans issued to representatives	219,110
Depreciation	39,794
Changes in assets and liabilities:	
Decrease in commissions receivable	846,800
Decrease in other assets	65,976
Decrease in commissions payable	(717,468)
Increase in accounts payable	10,441
Increase in other accrued compensation and other liabilities	33,897
Net cash provided by operating activities	$ 2,450,284

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987 although the partnership agreement has since been amended and restated, and shall continue until August 21, 2075.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation, while the limited partners are participating brokers who are also independent contractors of the Partnership.

The Partnership was established to conduct the business of a broker-dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Statement of Cash Flows

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions Receivable and Commissions Payable

Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments

The carrying amount of certificates of deposit, commissions receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Clearing Deposits

Clearing deposits represent a deposit maintained with a clearing broker-dealer in connection with the use of their services.

Other Assets

Other assets include notes receivable of $1,810,768 and are due from representatives and limited partners. They are considered fully collectible and are carried at the lower of their carrying value or fair value. As of December 31, 2016, the carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Investment Advisory Fees

Fees are generally billed to clients quarterly in advance or arrears, and based on either the period ending balance or average balance of total assets held. For accounts that are opened in the middle of a quarter, the fees are pro-rated accordingly and billed at the end of the quarter. Investment advisory fees are received quarterly, but are recognized as earned on a pro-rata basis over the term.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions Revenue, Mutual Fund and 12b-1 Fees

The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various investment and insurance companies, records commission income when earned as specified under the participating agreements. Commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes

The Partnership files a partnership tax return with the earnings and losses included in the income tax returns of the general and limited partners who are taxed depending on their respective tax status.

Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2016, no uncertain tax positions have been identified and accordingly, no provision has been made. The Partnership is no longer subject to examinations by major tax jurisdictions for years before 2012.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the year ended December 31, 2016 was $111,714 which was recorded as a component of advertising and sales.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statements of income.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Concentration of Credit Risk

As of December 31, 2016, $250,000 of the Partnership's bank balances were insured by the Federal Deposit Insurance Corporation, and $8,132,363 was uninsured consisting of cash of $4,409,608 and money market accounts of $3,722,755.

Note 4 – Fair Value Measurements

Financial accounting standards define fair value and include a framework for measuring fair value and establish a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- *Level 1* - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.
- *Level 2* - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.
- *Level 3* - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

As of December 31, 2016, the Partnerships' assets and liabilities measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Money market accounts	$ -	$ 3,726,762	$ -	$ 3,726,762
Total	$ -	$ 3,726,762	$ -	$ 3,726,762

During 2016, the Partnership did not have any assets or liabilities measured on a non-recurring basis.

Note 5 – Property and Equipment

Property and equipment as of December 31, 2016 are as follows:

Equipment	$ 305,949
Leasehold improvements	32,944
Furniture	306,220
Computer software	12,083
Total	657,196
Less accumulated depreciation	490,337
Property and equipment, net	$ 166,859

Note 6 – Employee Benefit Plan

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2016 the Partnership matched 100% of the first 4% of employee contributions and 50% of the next 3% of employee contributions. The Partnership's share of contributions to the Plan for the year ended December 31, 2016 was $203,248.

Note 7 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less non-allowable assets and applicable haircuts.

As of December 31, 2016, the Partnership had regulatory net capital of $5,097,828, which was $4,738,245 in excess of its required net capital of $359,583. As of December 31, 2016, the Partnership's aggregate indebtedness was 1.06 times its net capital.

Note 8 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

Note 8 – Reserve and Possession or Control Requirements – Continued

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 9 – Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 1993, were allocated 100% to the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the year ended December 31, 2016, the Preferred Return was $272,463.

Note 10 – Related-Party Transactions

The Partnership reimbursed the Corporation for certain employee benefits and technology use charges totaling $262,800 for the year ended December 31, 2016, which are reported as a component of operating expenses.

The Partnership occasionally enters into certain representative affiliation agreements with some limited partners. Under these agreements the Partnership advances funds to assist with the costs of transition and other business needs. Once certain production and other requirements are met, these advances are either repaid or considered compensation. During 2016, $185,082 of these advances were repaid through commissions or partner allocations and $219,110 were reported as recruiting expenses included in general and administrative expenses. As of December 31, 2016, advances in the amount of $1,420,174 were reported as other assets.

During the year ended December 31, 2016, the Partnership paid a company sharing common ownership with the Partnership $120,518 for technology development services.

Note 11 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the probability of losses, if any, that will result from the litigation will not be material to the financial position or results of operations of the Partnership. It is reasonably possible that a loss that would be material to the Partnership would be incurred in future years as a result of ensuing arbitration, mediation or litigation.

Note 12 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the registered representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 13 – Commitments

The Partnership leases its office space under an operating lease agreement expiring on October 31, 2018. The Partnership's rent expense was $251,965 for the year ended December 31, 2016 under this agreement.

The following are future minimum lease payments on its non-cancelable operating lease:

Years ending December 31,	Amount
2017	$ 231,804
2018	192,607
Total	$ 424,411

Note 14 – Subsequent Events

Management has evaluated subsequent events through February 21, 2017, the date the financial statements were issued. No events or transactions occurred after year-end that require additional disclosure or adjustment to the financial statements.

Supplemental Information

United Planners' Financial Services of America, A Limited Partnership
Schedule I - Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2016

Net Capital:	
Total partners' capital qualified for net capital	$ 7,462,260
Deductions - nonallowable assets:	
Property and equipment, net	166,859
Other nonadmitted assets	2,123,117
Total deductions	2,289,976
Net capital before haircuts	5,172,284
Less haircuts:	
Haircuts	74,455
Total haircuts	74,455
Net Capital	$ 5,097,829
Aggregate indebtedness	$ 5,393,748
Minimum capital required	$ 359,583
Net capital in excess of minimum capital required	$ 4,738,246
Ratio of aggregate indebtedness to net capital	1.06 to 1

Reconciliation with Partnership's Net Capital Computation:

There were no material differences noted in the Partnership's Net Capital Computation as of December 31, 2016.

United Planners' Financial Services of America, A Limited Partnership
Schedule II - Computation for Determination of Reserve
Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities and Exchange Commission
Year ended December 31, 2016

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Partnership stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 21, 2017

UNITED PLANNERS
FINANCIAL SERVICES
A LIMITED PARTNERSHIP
7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, ARIZONA 85258
TEL (480) 991-0225 FAX (480) 991-2714

February 13, 2017

SEA 15c3-3 Exemption Report

I, Michael A Baker, Executive Vice-President and Chief Financial Officer of United Planners Financial Services of America, LP, (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016; and
3. There was one exception during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

On January 19, 2016, a customer sent 3 checks made payable to the Company that should have been made payable to the Company's clearing firm. The Company, which routinely receives customer checks for financial planning or investment advisory fees, deposited the checks in the Company's general business checking bank account. The Company discovered the error within 24 hours and immediately sent funds to the clearing firm for deposit into the customer's account.

Respectfully submitted,

Michael A Baker
Executive Vice-President and Chief Financial Officer

UNITED PLANNERS
FINANCIAL SERVICES

A LIMITED PARTNERSHIP

7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, ARIZONA 85258
TEL (480) 991-0225 FAX (480) 991-2714

February 21, 2017

SEC
Mail Processing
Section
FEB 24 2017
Washington DC
406

Securities & Exchange Commission
Mail Stop 8031,100 F Street NE
Washington, D.C. 20549

Attn: Annual Audited Reports

Re: United Planners' Financial Services of America, A Limited Partnership, Firm CRD No. 20804

Dear Sir or Madam:

In fulfillment of your requirements we are enclosing an originally executed copy of Form X-17A-5 Part III, together with the Auditor's Report and Financial Statements as of December 31, 2016, for filing with your office. Please include this information in your United Planners' Financial Services of America, A Limited Partnership broker/dealer registration file.

A second copy of this letter is also enclosed for your stamp "Received". Please stamp this copy and return to us in the enclosed self-addressed, stamped envelope.

You may contact me at (480) 991-0225 if you need any additional information.

Very truly yours,

Michael A. Baker
Executive Vice President and Chief Financial Officer

Enclosures

AUDTRN17

UNITED PLANNERS
FINANCIAL SERVICES
A LIMITED PARTNERSHIP
7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, ARIZONA 85258
TEL (480) 991-0225 FAX (480) 991-2714

February 21, 2017

Securities & Exchange Commission
Mail Stop 8031,100 F Street NE
Washington, D.C. 20549

Attn: Annual Audited Reports

Re: United Planners' Financial Services of America, A Limited Partnership, Firm CRD No. 20804

Dear Sir or Madam:

In fulfillment of your requirements we are enclosing an originally executed copy of Form X-17A-5 Part III, together with the Auditor's Report and Financial Statements as of December 31, 2016, for filing with your office. Please include this information in your United Planners' Financial Services of America, A Limited Partnership broker/dealer registration file.

A second copy of this letter is also enclosed for your stamp "Received". Please stamp this copy and return to us in the enclosed self-addressed, stamped envelope.

You may contact me at (480) 991-0225 if you need any additional information.

Very truly yours,

Michael A. Baker
Executive Vice President and Chief Financial Officer

Enclosures

AUDTRN17

United Planners' Financial Services of America,
A Limited Partnership
SEC I.D. No. 8-38485

Financial Statements and Supplemental Information

Year Ended December 31, 2016